Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF THE
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
IEC ELECTRONICS CORP.
Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

IEC Electronics Corp., a corporation organized and existing under the laws of the state of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.    That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Certificate of Incorporation of the Company (the “Certificate of Incorporation”), the Board of Directors of the Company by resolutions duly adopted, authorized the issuance of 100,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on July 31, 2014, filed a Certificate of Designation (the “Certificate of Designation”) with respect to such Series A Preferred Stock in the office of the Secretary of State of the State of Delaware (the “Secretary of State”);
2.    That no shares of Series A Preferred Stock have been issued and none will be issued subject to the Certificate of Designation; and
3.    That the Board of Directors of the Company has adopted the following resolutions:
WHEREAS, by resolution of the Board of Directors and by a Certificate of Designation filed in the office of the Secretary of State of the State of Delaware on July 31, 2014, the Company authorized the issuance of 100,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Series A Preferred Stock”) in connection with rights to purchase such shares of Series A Preferred Stock as contemplated by the Tax Benefit Preservation Plan Rights Agreement, dated as of July 31, 2014 between the Company and Registrar and Transfer Company, as rights agent; and
WHEREAS, no shares of Series A Preferred Stock have been issued, no shares thereof are outstanding and no shares thereof will be issued pursuant to the Certificate of Designation, and it is desirable that all matters set forth in the Certificate of Designation be, for the avoidance of doubt, eliminated from the Company’s Certificate of Incorporation;
NOW THEREFORE, be it
RESOLVED, that, all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock be eliminated from the Company’s Certificate of Incorporation; and

RESOLVED, that the proper officers of the Company are each authorized and empowered in the name and on behalf of the Company to take or cause to be taken any and all actions, to execute and file any and all certificates, documents or other instruments and to do any and all things, including without limitation, the filing of a Certificate of Elimination for the Series A Preferred Stock with the Secretary of State of the State of Delaware, as may be necessary and/or advisable to effectuate the above resolution.
4.    That, accordingly, all matters set forth in the Certificate of Designation with respect to the Series A Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation.
In Witness Whereof, I have signed this Certificate of Elimination as of this 10th day of March, 2015.

IEC ELECTRONICS CORP.
By:	/s/ Jeffrey T. Schlarbaum
Name: Jeffrey T. Schlarbaum
Title: President and Chief Executive Officer